UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-31927

NOTIFICATION OF LATE FILING	CUSIP NUMBER 92346X 107

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VerifyMe, Inc.
Full Name of Registrant

LaserLock Technologies, Inc.
Former Name if Applicable

12 West 21st Street
Address of Principal Executive Office (Street and Number)

New York, New York 10010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, there has been a significant change in the senior management and finance team of VerifyMe, Inc. (the “Company”) that has occurred since its last report on Form 10-K, including the appointment of a new Chief Executive Officer. While the Company's new Chief Executive Officer has been working diligently to familiarize himself with the Company's operations and accomplish a timely filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2016, he requires additional time to finalize the report within the spirit as well as the letter of the Commission's rules. Accordingly, the Company's preparation of such Form 10-Q could not be accomplished in order to permit a timely filing without undue hardship and expense. The Company fully expects to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Nicolette	(516)	381-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒       No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒       No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There is a significant change in results of operations for the Company from March 31, 2016 and March 2015.  Net loss increased by $1,252,698 for the to $1,516,334 for the three months ended March 31, 2016 from $263,636 for the three months ended March 31, 2015.  The increase in operating expenses related to an increase in legal and accounting fees increasing by $104,232 to $115,345 for the three months ended March 31, 2016 from $11,113 for the three months ended March 31, 2015. The increase in legal and accounting fees between the periods was primarily a result of the costs associated with filing our S-1 registration statement that was declared effective on April 29, 2016.  Additionally, payroll expenses increased by $457,019 to $627,923 for the three months ended March 31, 2016 from $170,904 for the three months ended March 31, 2015, resulting from option expenses related to officers that were issued between June and August 2015.

Included in net income were changes in the fair value of warrants, embedded derivative liabilities and warrants in excess of consideration of convertible preferred stock as a result of the recent financing involving the Company’s 0% Series C Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred”), as discussed below.

During the three months ended March 31, 2016, the Company incurred an unrealized gain on the market value of warrants of $1,730,933 as compared to $169,476 for the three months ended March 31, 2015, an increase of $1,561,457. The change primarily resulted from the valuation of warrants associated with an Investment Agreement entered into by the Company on December 31, 2012 and a Subscription Agreement entered into by the Company on January 31, 2013. The values of these warrants have decreased during the three months ended March 31, 2016 because the trading price of our common stock has decreased.

During the three months ended March 31, 2016, the Company incurred an expense of $463,000 for the change in the fair value of the embedded derivative liability as compared to a loss of $0 for the three months ended March 31, 2016. This change is related to an increase in the value of the beneficial conversion option related to the Series C Preferred issued in February 2016. The increase in the embedded derivative liability results from the price of the common stock exceeding the conversion price for the Series C Preferred.

In February 2016, upon the issuance of the Series C Preferred, the Company also issued warrants that were valued, and that value exceeded the amount that was received by Company for the Series C Preferred in the amount of $1,767,575, fair value. This value exceeded the amount of proceeds allocated to the Series C Preferred by $1,767,575 and was expensed.

VerifyMe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2016	By.	/s/ Scott McPherson
Name: Scott McPherson Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).